UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers strong Q1 performance and start to 2026

Strong Specialty Medicines performance drives sales and core operating profit growth
●	Total Q1 sales £7.6 billion +2% AER; +5% CER
●	Specialty Medicines sales £3.2 billion (+14%); Respiratory, Immunology & Inflammation £0.9 billion (+16%); Oncology £0.5 billion (+28%); HIV sales £1.8 billion (+10%)
●	Vaccines sales £2.1 billion (+4%); Shingrix £1.0 billion (+20%); Meningitis vaccines £0.3 billion (-3%); and Arexvy £0.1 billion (-18%)
●	General Medicines sales £2.3 billion (-6%); Trelegy £0.6 billion (stable)
●	Total operating profit +9% and Total EPS +15% driven by Core operating profit growth and higher other income from disposals, partly offset by higher CCL charges
●
Core operating profit +10% and Core EPS +9% reflecting higher sales, favourable product and regional mix, SG&A benefits and higher royalty income, partly offset by increased investment in R&D and new asset launches.

●	Cash generated from operations of £1.4 billion with free cash flow of £0.8 billion

(Financial Performance – Q1 2026 results unless otherwise stated, growth % and commentary at CER as defined on page 42. In Q1 2026, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details.)

	Q1 2026
	£m	% AER	% CER
Turnover	7,629	2	5
Total operating profit	2,293	3	9
Total operating margin %	30.1%	0.6ppts	1.3ppts
Total EPS	43.2p	9	15
Core operating profit	2,650	5	10
Core operating margin %	34.7%	1.0ppts	1.8ppts
Core EPS	46.5p	4	9
Cash generated from operations	1,350	4

Pipeline progress and R&D acceleration:

●	New product approvals for: Exdensur (EU & China for severe asthma with an eosinophilic phenotype and nasal polyps); Nucala COPD (EU); Blenrep (China for multiple myeloma)
●	Bepirovirsen, potential functional cure for chronic hepatitis B, regulatory filings accepted in US, EU, China and Japan. Data to be presented at EASL in Q2
●	Efimosfermin (FGF21) granted US Breakthrough and EU PRIME designations for liver disease MASH
●	Phase I data for Mo-Rez ADC in difficult-to-treat endometrial and ovarian cancer supports initiation of 5 phase III trials in 2026
●	Further pivotal readouts expected in 2026: camlipixant (chronic cough); Jemperli (rectal cancer); 3x yearly (Q4M) HIV PrEP; and Exdensur for EGPA
●	Pipeline acquisitions completed for new high-potential best-in-class assets: ozureprubart for food allergies; and HS235, pulmonary hypertension

Continued commitment to shareholder returns

●	Q1 2026 dividend of 17p declared; 70p expected for full year 2026
●	£1.7 billion executed to date as part of the £2 billion share buyback programme announced at FY 2024

2026 guidance and 2031 sales outlook reaffirmed

●	Expect 2026 turnover growth of between 3% to 5%; Core operating profit growth of between 7% to 9%; Core EPS growth of between 7% to 9%
●	2031 sales outlook of more than £40 billion
Guidance all at CER

Luke Miels, Chief Executive Officer, GSK:

“GSK has made a strong start to 2026, with good performance from our key growth drivers. Alongside operational delivery, we are focused on execution and accelerating R&D. This is visible in filings we have achieved for bepirovirsen, our potential functional cure for hepatitis B; updated phase III plans for our oncology ADCs; and completed acquisitions for new pipeline assets: ozureprubart for food allergies, and HS235 for pulmonary hypertension.”

The Total results are presented in summary above and on page 7 and Core results reconciliations are presented on pages 17-18. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 42-43: Core results, AER% growth, CER% growth and other non-IFRS measures. GSK provides guidance on a Core results basis only for the reasons set out on page 15. All expectations, guidance and outlooks regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on pages 44-45. Abbreviations are defined on page 48.

2026 Guidance

GSK affirms its full-year 2026 guidance at constant exchange rates (CER).

Turnover is expected to increase between 3 to 5 per cent
Core operating profit is expected to increase between 7 to 9 per cent
Core earnings per share is expected to increase between 7 to 9 per cent

This guidance is supported by the following turnover expectations for full-year 2026 at CER

Specialty Medicines	–	expected increase of a low double-digit per cent in turnover
Vaccines	–	expected decline of a low single-digit per cent to stable in turnover
General Medicines	–	expected decline of a low single-digit per cent to stable in turnover

Core operating profit is expected to grow between 7 to 9 per cent at CER. GSK expects to deliver leverage at a gross margin level due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we continue with ongoing productivity initiatives and take a returns-based approach to SG&A investments, with SG&A expected to grow at a low single-digit percentage. Royalty income continues to be expected to be at £800-850 million. R&D is expected to grow ahead of sales as we continue to invest in the pipeline while driving operational efficiencies.

Core earnings per share is also expected to increase between 7 to 9 per cent at CER, in line with Core operating profit growth, reflecting higher interest charges and the tax rate which is expected to rise to around 17.5%, offset by the expected benefit from the share buyback programme. Expectations for non-controlling interests remain unchanged relative to 2025.

Agreement with US Government to lower the cost of prescription medicines for American patients

As previously announced, on 19 December 2025, GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients, which, once fully implemented, would exclude both GSK and ViiV Healthcare from Section 232 tariffs for three years.

On 2 April 2026, President Trump issued a Section 232 proclamation imposing a 100% tariff on patented pharmaceuticals and associated pharmaceutical ingredients beginning on 31 July 2026. On 9 April 2026, GSK, ViiV Healthcare, and the US Government entered into a definitive agreement reflecting Section 232 tariff relief through 20 January 2029 (subject to final implementation, including through participation in the US Government’s Generous Model programme). Our full year guidance is inclusive of the expected impact of these agreements.

Dividend policy

The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, GSK has declared a dividend for Q1 2026 of 17p per share. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2026 are provided on page 29.

GSK commenced a £2 billion share buyback programme in Q1 2025, to be implemented over the period to the end of Q2 2026.

Exchange rates

If exchange rates were to hold at the closing rates on 22 April 2026 ($1.35/£1, €1.15/£1 and Yen 215/£1) for the rest of 2026, the estimated impact on 2026 Sterling turnover growth for GSK would be -2% and if exchange gains or losses were recognised at the same level as in 2025, the estimated impact on 2026 Sterling Core Operating Profit growth for GSK would be -4%.

Results presentation

A conference call and webcast for investors and analysts of the quarterly results will be hosted by Luke Miels, CEO, at 12 noon BST (US EST at 07.00 am) on 29 April 2026. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	Q1 2026
	£m	Growth AER%	Growth CER%
HIV	1,824	6	10
Respiratory, Immunology & Inflammation	890	11	16
Oncology	512	23	28
Specialty Medicines	3,226	10	14
Shingles (Shingrix)	1,026	18	20
Meningitis	335	(4)	(3)
RSV (Arexvy)	65	(17)	(18)
Influenza	10	>100	>100
Other Paediatric & Adult Vaccines(1)	713	(11)	(9)
Vaccines	2,149	3	4
Respiratory	1,594	(7)	(4)
Other General Medicines	660	(15)	(12)
General Medicines	2,254	(9)	(6)
Total	7,629	2	5
By Region:
US	3,737	–	6
Europe	2,083	19	14
International	1,809	(10)	(6)
Total	7,629	2	5

Financial Performance – Q1 2026 results unless otherwise stated, growth % and commentary at CER. In Q1 2026, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details.

For product list - see page 49

	Q1 2026			Key Drivers
	£m	AER%	CER%
Specialty Medicines Total	3,226	10	14	Continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology & Inflammation, and Oncology.

HIV	1,824	6	10
Increase in patient demand for Dovato, Cabenuva and Apretude more than offset mature portfolio declines; favourable pricing due to US channel mix offset regional pricing pressures. LAIs contributed 73% of HIV growth. US sales grew 15% with LAIs contributing 34% of total US HIV sales.

Dovato	666	17	20	Strong demand across all regions.
Cabenuva	368	25	31	Cabenuva contributed more than 50% of total HIV growth with strong demand across all regions.
Apretude	120	35	44	Strong demand in an increasingly competitive US long-acting PrEP market. Apretude contributed more than 20% of total HIV growth in the quarter.

Respiratory, Immunology & Inflammation	890	11	16	Growth driven by Nucala and Exdensur in respiratory and Benlysta in immunology.
Nucala	484	9	12	Higher patient demand across all regions. Strong US double digit volume growth, enhanced by COPD, was partly offset by ongoing pricing headwinds from competitive pressures and channel mix impacts.
Benlysta	384	7	13	Strong volume growth with bio-penetration rates having increased across many markets.
Exdensur	11	–	–	Early commercial introductions with new patient starts in the US and channel launch inventories in Japan and Germany.

(1) With effect from Q1 2026, the product group "Established Vaccines" has been renamed to "Other Paediatric & Adult Vaccines"

	Q1 2026			Key Drivers
	£m	AER%	CER%
Oncology	512	23	28	Increasing patient demand for Jemperli, Ojjaara/Omjjara and Blenrep, partially offset by a decrease in Zejula.
Jemperli	232	33	40
US and Europe approvals in prior years expanded the indication to all adult patients with primary advanced or recurrent endometrial cancer. High patient uptake across the regions, with strong growth in the US.

Ojjaara/Omjjara	144	29	34	Higher patient uptake across the regions and from continued commercial launches across Europe and International markets. US volume growth was partly offset by continuing pricing pressures.
Zejula	114	(13)	(11)
Significant US volume reduction due to new prior authorisation requirements stemming from June 2025 FDA labelling updates restricting use, partly offset by pricing favourability from channel mix and returns adjustments. Europe declined due to increased competition.

Blenrep	23	–	–	US volume driven by patient uptake in both community and academic settings. Sales outside the US driven by launches across the Europe and International regions.

	Q1 2026			Key Drivers
	£m	AER%	CER%
Vaccines Total	2,149	3	4	Sales growth due to strong demand in Europe for Shingrix, partly offset by lower sales of Other Paediatric & Adult Vaccines.

Shingrix	1,026	18	20
Record quarterly sales, driven by significant increased demand in Europe and favourable channel inventory movement including the launch of a pre-filled syringe presentation in the US, partly offset by lower sales in International.

The cumulative immunisation rate in the US reached 45%, up 4ppts compared to 12 months earlier(1). The overwhelming majority of ex-US Shingrix opportunity is concentrated in 10 markets where the average immunisation rate is around 11%, with significantly higher uptake in funded cohorts. Public funding was in place for 29 of the 61 countries where Shingrix is launched.

Meningitis	335	(4)	(3)	Timing of deliveries in International for Menveo, partly offset by growth in Bexsero in Europe primarily driven by the timing of UK NIP sales, and post launch uptake of Penmenvy.
Arexvy	65	(17)	(18)	Low out of season uptake; US sales declined due to slower market demand, partly offset by growth in Europe.
Other Paediatric & Adult Vaccines	713	(11)	(9)
Sales decreased as a result of competitive pressure for Synflorix primarily in Emerging Markets and lower sales for Hepatitis, Boostrix and Infanrix/Pediarix vaccines in the US and International. This was partly offset by a bulk sale of AS03 adjuvant.

(1) Based on data from IQVIA up until the end of Q4 2025

	Q1 2026			Key Drivers
	£m	AER%	CER%
General Medicines Total	2,254	(9)	(6)	Decreases in other respiratory and Other General Medicine products. Trelegy performance broadly stable.

Respiratory	1,594	(7)	(4)
Decreases in other respiratory products due to generic erosion and competitive pressures, with pricing adjustments positively impacting Flovent and adversely impacting Relvar/Breo. Broadly stable performance in Trelegy.

Trelegy	646	(4)	–
US declined as phasing of sales volumes were adversely impacted by Medicare benefit design changes and pricing unfavourability from channel mix pressures and adjustments. Europe and International strong volume growth was driven by patient demand, SITT class growth and increased market share.

Other General Medicines	660	(15)	(12)	Decreases from continued competitive pressures and generic competition across the portfolio, a reduction in contract manufacturing sales and phasing impacts.

By Region
	Q1 2026			Key Drivers
	£m	AER%	CER%
US	3,737	–	6
Specialty Medicines: +16%
Growth driven largely by patient demand in HIV, Oncology, Benlysta and Nucala.

Vaccines: -2%
Decrease driven by lower demand for Arexvy, Boostrix and Infanrix/Pediarix and lower market share for Hepatitis vaccines, partly offset by Shingrix growth related to favourable channel inventory movements.

General Medicines: -6%
Trelegy declines from sales volume decreases and unfavourable pricing impacts. Decreases continued in other products across the other respiratory and Other General Medicine portfolios from ongoing competitive and pricing pressures.

Europe	2,083	19	14
Specialty Medicines: +8%
Growth driven by Oncology, Nucala, Benlysta and HIV.

Vaccines: +33%
Growth driven by Shingrix strong uptake, expanded public funding and private market demand and Arexvy following recommendation and reimbursement in Germany and tender deliveries in Spain.

General Medicines: -2%
Growth in Trelegy and Anoro more than offset by decreases in other respiratory products.

International	1,809	(10)	(6)
Specialty Medicines: +16%
Growth driven by Oncology, Nucala and Benlysta.

Vaccines: -17%
Decrease driven by channel inventory utilisation of Shingrix by our co-promotion partner in China and competitive pressure for Synflorix.

General Medicines: -9%
Growth in Trelegy more than offset by decreases across other respiratory and Other General Medicine products, which included reductions in contract manufacturing income and phasing impacts.

Financial performance - Core results
Core operating profit growth in the quarter primarily reflected higher turnover, favourable product and regional mix, lower SG&A driven by ongoing productivity initiatives and net legal settlements and expenses, as well as higher royalty income, partly offset by increased investment in R&D and new asset launches.

The increase in Core EPS primarily reflected the growth in Core operating profit and the share buyback, partly offset by higher net finance costs, a higher effective rate of taxation and higher non-controlling interests.

Core Results	Q1 2026
	£m	% AER	% CER

Turnover	7,629	2	5
Cost of sales	(1,701)	(1)	–
% of sales	22.3%	(0.7)	(1.1)
Selling, general and administration	(1,980)	(4)	(2)
% of sales	26.0%	(1.5)	(1.8)
Research and development	(1,493)	8	12
% of sales	19.6%	1.2	1.2
Royalty income	195	8	8

Core operating profit	2,650	5	10
% of sales	34.7%	1.0	1.8
Core net finance expense	(143)	42	45
Share of after tax profit/(loss) of associates and joint ventures	(4)

Core profit before taxation	2,503	3	9
Taxation	(458)	6	11
Tax rate %	18.3%
Core profit after taxation	2,045	2	8
Core profit attributable to non-controlling interests	173	7	12
Core profit attributable to shareholders	1,872
	2,045	2	8
Core Earnings per share	46.5p	4	9

Financial Performance – Q1 2026 results unless otherwise stated, growth % and commentary at CER. See page 7 for Total results financial performance commentary.

In Q1 2026, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details. Reconciliations between Total results and Core results Q1 2026 and Q1 2025 are set out on pages 17 and 18.

Core cost of sales as a percentage of sales decreased primarily due to favourable product and regional mix driven by higher specialty sales and the growth of higher margin Vaccines products, particularly Shingrix in Europe and the US.

Core SG&A decreased primarily due to net favourability on legal settlements and expenses equivalent to around 4ppts impact in the quarter and ongoing productivity initiatives, partly offset by disciplined investment to support launches for new assets including Blenrep and Exdensur.

Core R&D investment increased reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs Ris-Rez and Mo-Rez, and velzatinib acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired in Q3 2025 and depemokimab COPD indication, as well as progression of ULA treatment and PrEP programmes, notably 3x yearly and twice-yearly. Growth was partly offset by lower spend on bepirovirsen which was filed in the quarter. Investment also increased on clinical trial programmes associated with mRNA seasonal flu vaccines and adult pneumococcal MAPS.

Core royalty income growth was primarily driven by Abrysvo(1) and Comirnaty(2) royalties.

Core net finance expense increased mainly due to higher net debt following Zantac payments and the share buyback, and a net adverse variance from hedging activities, as well as higher interest on tax.

The effective tax rate on Core profits was broadly in line with expectations for the year.

Core NCIs in the quarter were higher primarily due to higher core profit allocations from ViiV Healthcare.

(1) Abrysvo is manufactured by and a trademark of Pfizer Inc. (2) Comirnaty is manufactured by and a trademark of BioNTech and Pfizer Inc.

Financial performance - Total results
Total operating profit margin growth in the quarter was primarily driven by higher Core operating profit and higher other net operating income, partly offset by an increase in CCL charges.

The increase in Total EPS reflected higher Total operating profit, a lower effective taxation rate and lower NCIs, partly offset by higher Total net finance expense.

Total Results	Q1 2026
	£m	% AER	% CER

Turnover	7,629	2	5
Cost of sales	(1,875)	(3)	(2)
% of sales	24.6%	(1.2)	(1.6)
Selling, general and administration	(2,119)	2	4
% of sales	27.8%	0.2	(0.2)
Research and development	(1,692)	16	19
% of sales	22.2%	2.7	2.7
Royalty income	195	8	8
Other operating income/(expense)	155	>100	>100

Operating profit	2,293	3	9
% of sales	30.1%	0.6	1.3
Net finance expense	(145)	34	38
Share of after tax profit/(loss) of associates and joint ventures	(4)

Profit before taxation	2,144	2	8

Taxation	(305)	(9)	(4)
Tax rate %	14.2%

Profit after taxation	1,839	4	10
Profit attributable to non-controlling interests	102	(31)	(26)
Profit attributable to shareholders	1,737
	1,839	4	10

Earnings per share	43.2p	9	15

Financial Performance – Q1 2026 results unless otherwise stated, growth % and commentary at CER. See page 6 for Core results financial performance commentary.

In Q1 2026, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details. Reconciliations between Total results and Core results Q1 2026 and Q1 2025 are set out on pages 17 and 18.

Total cost of sales as a percentage of sales decreased primarily driven by Core cost of sales benefits and lower amortisation.

Total SG&A as a percentage of sales was broadly stable with Core SG&A benefits offset by amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary, and acquisition and integration costs related to RAPT Therapeutics ("RAPT").

Total R&D growth in the quarter was driven by an increase in Core R&D investment, as well as higher impairments.

Total royalty income increase was driven by Core royalties.

Other operating income included net income of £420 million (Q1 2025: £9 million expense) primarily related to profit on the sale of the Rockville manufacturing facility to Samsung Biologics, including £375m reclassified from the foreign currency translation reserve to the income statement on disposal of the related subsidiary, partly offset by a charge of £265 million (Q1 2025: £2 million) principally arising from the remeasurement of CCLs and the liabilities for the Pfizer, Inc ("Pfizer") put option. The put option was fully derecognised at 31 March 2026 as Pfizer has exited its shareholding in ViiV Healthcare. See pages 16 and 19 for further details.

Net finance costs increased mainly due to higher Core net finance expenses.

The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2025. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

The decrease in Total NCIs in the quarter was primarily driven by a higher remeasurement loss on the Shionogi-ViiV CCL compared to Q1 2025 partly offset by higher core profit allocations from ViiV Healthcare.

Exchange rates and impact on results

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2026	Q1 2025	2025

Average rates:
US$/£	1.35	1.26	1.31
Euro/£	1.15	1.20	1.17
Yen/£	211	193	198

Period-end rates:
US$/£	1.32	1.29	1.35
Euro/£	1.15	1.20	1.15
Yen/£	211	193	211
In Q1 2026, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar and Yen as well as emerging market currencies, partly offset by strengthening of the Euro. Exchange losses on the settlement of intercompany transactions had an adverse impact of one percentage point on Total and Core EPS.

Cash generation

Cash flow
	Q1 2026 £m	Q1 2025 £m
Cash generated from operations (£m)	1,350	1,301
Total net cash inflow/(outflow) from operating activities (£m)	1,141	1,145
Free cash inflow/(outflow)* (£m)	815	697
Free cash flow growth (%)	17%	>100%
Free cash flow conversion* (%)	47%	43%
Total net debt** (£m)	15,613	13,947
* Free cash flow and free cash flow conversion are defined on page 42. Free cash flow is analysed on page 33.
** Net debt is analysed on page 33

Q1 2026

Cash generated from operations for the quarter was £1,350 million (Q1 2025: £1,301 million). The increase primarily reflected higher Core operating profit and the final cash settlement from CureVac, partly offset by exchange and adverse timing and movements on trade payables and returns and rebates.

Total contingent consideration cash payments in the quarter were £379 million (Q1 2025: £341 million). £375 million (Q1 2025: £338 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd ("Shionogi") of £362 million (Q1 2025: £331 million).

Free cash inflow was £815 million for the quarter (Q1 2025: £697 million). The increase was primarily driven by the special dividend of $250 million (£187 million) related to the ViiV shareholding restructure, as well as higher cash generated from operations, partly offset by higher tax payments and higher standard dividends to NCIs.

Total Net debt

At 31 March 2026, net debt was £15,613 million, compared with £14,453 million at 31 December 2025, comprising gross debt of £19,056 million and cash and liquid investments of £3,443 million. See net debt information on page 33.

Net debt increased by £1,160 million primarily due to the net acquisition costs of RAPT of £1,404 million, dividends paid to shareholders of £643 million, shares purchased as part of the share buyback programme of £326 million and an exchange loss on net debt of £154 million. This was partly offset by primarily the free cash inflow of £815 million and £383 million related to the disposal of the Rockville site including proceeds and a reduction in lease liabilities.

At 31 March 2026, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £5,044 million and £742 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 7780 494750	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 79 New Oxford Street London, WC1A 1DG

Q1 2026 pipeline highlights (since 4 February 2026)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Exdensur	SWIFT-1/2, ANCHOR 1/2 (severe asthma with type 2 inflammation and chronic rhinosinusitis with nasal polyps)	Regulatory approval (EU, CN)
	Lynavoy*	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory approval (US)
	Nucala	MATINEE (chronic obstructive pulmonary disorder)	Regulatory approval (EU)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory approval (CN)
	Arexvy	RSV, Adults aged 18-49 years at increased risk	Regulatory approval (US)
Regulatory submissions or acceptances	Lynavoy	GLISTEN (cholestatic pruritic in primary biliary cholangitis)	Regulatory acceptance (CN)
	Arexvy	RSV, adults aged 60+ years	Regulatory acceptance (CN)
	bepirovirsen	B-Well 1 and B-Well 2 (chronic hepatitis B)	Regulatory acceptance (US, EU, JP, CN)
Phase III data readouts or other significant events	bepirovirsen	B-Well 1 and B-Well 2 (chronic hepatitis B)	Breakthrough Designation (US)
	efimosfermin	ZENITH-1 and ZENITH-2 (metabolic dysfunction-associated steatohepatitis)	Breakthrough Designation (US) PRIME Designation (EU)
	Exdensur	NIMBLE (severe asthma; non-registrational study)	Phase III data read out
	risvutatug rezetecan	Small cell lung cancer	Orphan Drug Designation (JP)
*On 22 April 2026, GSK entered into a licence agreement under which Alfasigma S.p.A. acquired worldwide exclusive rights to develop, manufacture and commercialise Lynavoy (linerixibat).

Anticipated pipeline milestones

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2026	Arexvy	RSV, adults aged 18-49 years at increased risk	Regulatory decision (JP)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory decision (US)
H2 2026	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU, JP)
	depemokimab	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Jemperli	AZUR-1 (rectal cancer)	Phase II (pivotal) data readout
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	cabotegravir	3x yearly (Q4M) PrEP (HIV prevention)	Phase II (pivotal) data readout
	cabotegravir	3x yearly (Q4M) PrEP (HIV prevention)	Regulatory submission (US)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory decision (US, EU, JP)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory decision (US, JP)
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
2027	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory decision (US, EU, JP)
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Regulatory submission (US, EU, CN, JP)
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Regulatory decision (US)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Blenrep	DREAMM 8 (2L+ multiple myeloma)	Regulatory decision (CN)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (US, EU, CN, JP)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory decision (US, EU, JP)
	cabotegravir + rilpivirine	CUATRO, 3x yearly (Q4M) treatment (HIV)	Phase III data readout
	cabotegravir	3x yearly (Q4M) PrEP (HIV)	Regulatory decision (US)
	Arexvy	RSV, adults aged 60+	Regulatory decision (CN)
	bepirovirsen	B-WELL 1/2 (chronic hepatitis B)	Regulatory decision (EU, CN)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)
Refer to pages 35 to 41 for further details on several key medicines and vaccines in development by therapy area.

Progress on areas for responsible business

Being a responsible business is a fundamental part of GSK’s strategy and supports our long-term performance. We disclose annual progress against our responsible business priorities, including metrics in our Responsible Business Performance Rating, in our Annual Report and Responsible Business Report (published March 2026).

Highlights from 2025 include:

●	2025 Responsible Business Performance Rating was “On track,” based on 92% of all performance metrics being met or exceeded.
●	Access: In 2025, we supplied 560 million doses of our products to lower income countries, including 99 million vaccine doses to Gavi, the global public-private vaccines alliance.
●
Global health and health security: We progressed seven Global Health pipeline assets to address priority WHO diseases, including malaria and tuberculosis (TB), and progressed 17 active R&D projects that address pathogens considered critical and/or urgent threats due to drug resistance.(1)

●
Environment: We reduced operational emissions (Scope 1 and 2) by 14% from 2024, a 45% reduction compared with our 2020 baseline and announced positive pivotal phase III data for a next-generation low carbon version of Ventolin MDI, and these findings will support regulatory submissions.

●
Inclusion: 50% of phase III trials completing enrolment in 2025 met our required threshold(2), consistent with disease epidemiology, falling short of our target of 75%. We will continue to focus on clinical trial representation consistent with disease epidemiology.

●
Ethical standards: 100% of employees and complementary workers completed GSK’s 2025 mandatory training on our code of conduct and 92% of direct high-risk suppliers achieved GSK’s minimum Ecovadis score or had an improvement plan in place.

●
Product governance: GSK had no FDA warning letters and had an average of one finding per inspection by FDA/MHRA/EMA regulators. We respond and learn from all inspection findings, taking the necessary actions to respond to them.

More details can be found in GSK's Responsible Business Report 2025(3).

Highlights since Q4 2025

Additional progress on our responsible business priority areas since the last quarter:

Access
●
In January, GSK and the END Fund established(4) a new initiative to accelerate progress of the elimination of neglected tropical diseases (NTDs) including lymphatic filariasis and soil-transmitted helminths.

Global health and health security
●	GSK topped the Access to Medicine Foundation’s 2026 Antimicrobial Resistance (AMR) Benchmark(5) among large biopharma companies, recognising the company’s leadership in addressing AMR.
●
Tuberculosis is the deadliest infectious diseases worldwide(6). In March, the first patient was dosed in a Phase 2b clinical trial of Alpibectir-Ethionamide (AlpE) in pulmonary TB informed by earlier proof-of-concept data from a GSK-BioVersys collaboration and published in the New England Journal of Medicine in January.

Environment
●
A year on from launching a five-year water partnership with WWF-UK(7), GSK has expanded its work into Algeria, building on the ongoing work in India and Pakistan. This move is a key step towards our 2030 target of achieving water neutrality in GSK’s operations and at key suppliers in areas that face significant water challenges and will help to safeguard the future of our operations and supply chain.

Responsible Business rating performance
Detailed below is how GSK performs in key Responsible Business ratings(8).

External benchmark	Current score/ranking	Previous score/ranking	Comments
Access to Medicines Index	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024. Score ranging from 0 to 5
Antimicrobial resistance benchmark	77%	84%	Led the benchmark since its inception in 2018; Current ranking updated March 2026
CDP Climate Change	A	A	Updated annually, current scores updated December 2025 (for supplier engagement, July 2025)
CDP Water Security	A	A
CDP Forests (palm oil)	B	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	13.7	14.8	1st percentile in pharma subindustry group; lower score represents lower risk. Current score as at October 2025
MSCI	AA	AA	Last rating action date: March 2026
ISS Corporate Rating	B+	B+	Current score updated September 2025
FTSE4Good	Member	Member	Member since 2004, latest review in June 2025
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated January 2024

(1)	Based on the WHO Bacterial Priority Pathogens List, 2024, and the CDC Antibiotic Resistance Threats in the United States, 2019 report
(2)	Defined by meeting ≥80% of each demographic objective (up to a ceiling of 120%) described in the plan based on disease epidemiology
(3)	https://www.gsk.com/media/di5bk40q/responsible-business-report.pdf
(4)	https://endfund.org/impact-stories/gsk-to-support-the-end-fund-in-drive-to-eliminate-neglected-tropical-diseases
(5)	https://accesstomedicinefoundation.org/insights-resources/amr-benchmark
(6)	https://iris.who.int/server/api/core/bitstreams/e97dd6f4-b567-4396-8680-717bac6869a9/content
(7)	https://www.wwf.org.uk/who-we-are/who-we-work-with/gsk
(8)	https://www.gsk.com/en-gb/responsibility/responsibility-reports/#Externalratings

Total and Core results

Total reported results represent the Group’s overall performance.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on pages 42 and 43.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs) to reflect the Group's performance excluding the effect of acquisitions
●	impairment of intangible assets (excluding computer software) and goodwill to reflect the Group's performance excluding the effect of acquisitions
●	major restructuring and integration costs, which are:
-
cash and non-cash costs such as impairment of tangible assets and computer software of Major restructuring programmes, which are specific Board-approved programmes that are structural and of significant scale, where the costs of individual or related projects within such programmes exceed £25 million; or

	-	costs that relate to restructuring and integration following a significant acquisition.
Costs for other ordinary course, smaller-scale restructuring and integration are retained within both Total and Core results
●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal charges and expenses, major restructuring costs and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 17 and 18.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

On 19 January 2026, GSK reached agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare held by Pfizer to be replaced with an investment by Shionogi. On 31 March 2026, the transaction completed and Shionogi increased its economic interest to 21.7% and GSK maintained its 78.3% economic interest. ViiV Healthcare issued new shares to Shionogi for consideration of $2.125 billion, and cancelled Pfizer’s holding in ViiV Healthcare, returning $1.875 billion to Pfizer. GSK received a special dividend of $0.250 billion (£187 million). Further, on completion GSK extinguished the Pfizer put option liability through retained earnings. The put option liability was £822 million as at 31 December 2025 and was remeasured immediately prior to completion, on the same methodology as at 31 December 2025, with the £33 million fair value change in the liability recognised as an Adjusting item through other operating income/(expense).

Earnings for the year are allocated to the two shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3% and Shionogi 21.7%) and their entitlement to preferential dividends, which are determined by the performance of certain products attributable to each shareholder. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2025.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the three months ended 31 March 2026 were £362 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 86 and 87 of the Annual Report 2025.

The reconciliations between Total results and Core results for Q1 2026 and Q1 2025 are set out below.

Three months ended 31 March 2026

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restructuring and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m

Turnover	7,629						7,629
Cost of sales	(1,875)	165		2		7	(1,701)

Gross profit	5,754	165		2		7	5,928

Selling, general and administration	(2,119)			20	14	105	(1,980)
Research and development	(1,692)	25	172	2			(1,493)
Royalty income	195						195
Other operating income/(expense)	155				265	(420)	–

Operating profit	2,293	190	172	24	279	(308)	2,650

Net finance expense	(145)					2	(143)
Share of after tax profit/(loss) of associates and joint ventures	(4)						(4)

Profit before taxation	2,144	190	172	24	279	(306)	2,503

Taxation	(305)	(41)	(29)	(5)	(90)	12	(458)
Tax rate %	14.2%						18.3%

Profit after taxation	1,839	149	143	19	189	(294)	2,045

Profit attributable to non-controlling interests	102				71		173

Profit/(loss) attributable to shareholders	1,737	149	143	19	118	(294)	1,872

	1,839	149	143	19	189	(294)	2,045

Earnings per share	43.2p	3.7p	3.6p	0.5p	2.8p	(7.3p)	46.5p

Weighted average number of shares (millions)	4,023						4,023

Three months ended 31 March 2025

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restructuring and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m

Turnover	7,516						7,516
Cost of sales	(1,937)	198		11		2	(1,726)

Gross profit	5,579	198		11		2	5,790

Selling, general and administration	(2,070)			8	8	(6)	(2,060)
Research and development	(1,462)	21	64	1		(1)	(1,377)
Royalty income	180						180
Other operating income/(expense)	(11)				2	9	–

Operating profit	2,216	219	64	20	10	4	2,533
Net finance expense	(108)					7	(101)
Profit before taxation	2,108	219	64	20	10	11	2,432

Taxation	(336)	(51)	(16)	(5)	(30)	4	(434)
Tax rate %	15.9%						17.8%
Profit after taxation	1,772	168	48	15	(20)	15	1,998

Profit attributable to non-controlling interests	148				14		162
Profit/(loss) attributable to shareholders	1,624	168	48	15	(34)	15	1,836
	1,772	168	48	15	(20)	15	1,998

Earnings per share	39.7p	4.1p	1.2p	0.4p	(0.9p)	0.4p	44.9p

Weighted average number of shares (millions)	4,088						4,088

Adjusting items Q1 2026

Major restructuring and integration

Charges of £24 million (Q1 2025: £20 million) were incurred relating to ongoing projects categorised as Major restructuring programmes and integration costs, analysed as follows:

	Q1 2026			Q1 2025
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Significant acquisitions	22	–	22	1	–	1
Legacy programmes	2	–	2	7	12	19
	24	–	24	8	12	20

Integration costs of significant acquisitions relate predominantly to integration activities for RAPT acquired in Q1 2026, with smaller incremental costs attributed to earlier acquisitions - BELLUS Health Inc. (Bellus) in Q2 2023, and BP Asset IX in Q3 2025.

Legacy programmes now include the Separation restructuring programme, which focused on the separation of GSK into two companies and is now largely complete.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £279 million (Q1 2025: £10 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities on the former Shionogi-ViiV Healthcare joint venture.

Charge/(credit)	Q1 2026 £m	Q1 2025 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	288	39
ViiV Healthcare put options and Pfizer preferential dividends	(33)	(60)
Contingent consideration on former Novartis Vaccines business	(14)	52
Contingent consideration on acquisition of Affinivax	2	(33)
Other contingent consideration	22	4
Other adjustments	14	8
Total transaction-related charges/(credits)	279	10

The £288 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi driven by exchange movements and net other remeasurements of £186 million and the unwind of the discount for £102 million.

The £33 million credit on the ViiV put option and Pfizer preferential dividend relates to the remeasurement of the put option with Pfizer. The agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare held by Pfizer to be replaced with an investment by Shionogi completed on 31 March 2026 and as a result GSK extinguished the Pfizer put option liability through retained earnings. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 16.

There was a £14 million credit in the quarter relating to the contingent consideration on the former Novartis Vaccines business primarily related to remeasurements partly offset by the unwind of the discount.

Divestments, Significant legal charges, and other items

Divestments, Significant legal charges, and other items included net other operating income of £420 million (Q1 2025: £9 million expense) primarily related to profit on the sale of the Rockville manufacturing facility, including £375m reclassified from the foreign currency translation reserve to the income statement on disposal of the related subsidiary. This was partly offset by amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of subsidiaries.

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Financial information
Income statement

	Q1 2026 £m	Q1 2025 £m
TURNOVER	7,629	7,516

Cost of sales	(1,875)	(1,937)
Gross profit	5,754	5,579

Selling, general and administration	(2,119)	(2,070)
Research and development	(1,692)	(1,462)
Royalty income	195	180
Other operating income/(expense)	155	(11)

OPERATING PROFIT	2,293	2,216

Finance income	22	54
Finance expense	(167)	(162)
Share of after tax profit/(loss) of associates and joint ventures	(4)	–

PROFIT BEFORE TAXATION	2,144	2,108

Taxation	(305)	(336)
Tax rate %	14.2%	15.9%
PROFIT AFTER TAXATION	1,839	1,772

Profit attributable to non-controlling interests	102	148
Profit attributable to shareholders	1,737	1,624
	1,839	1,772

EARNINGS PER SHARE	43.2p	39.7p

Diluted earnings per share	42.6p	39.3p

Statement of comprehensive income

	Q1 2026 £m	Q1 2025 £m
Total profit for the period	1,839	1,772

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(59)	138
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(266)	(1)
Fair value movements on cash flow hedges	31	(4)
Cost of hedging	1	4
Reclassification of cash flow hedges to income statement	(14)	(5)
Deferred tax on fair value movements on cash flow hedges	(1)	–
	(308)	132

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	4	(8)
Share of the other comprehensive income of associates and joint ventures	14	–
Fair value movements on equity investments	(38)	(121)
Tax on fair value movements on equity investments	3	7
Fair value movements on fair value hedges	17	–
Remeasurement gains/(losses) on defined benefit plans	83	56
Tax (charge)/credit on remeasurement of defined benefit plans	(21)	(14)
	62	(80)

Other comprehensive income/(expense) for the period	(246)	52

Total comprehensive income for the period	1,593	1,824

Total comprehensive income for the period attributable to:
Shareholders	1,487	1,684
Non-controlling interests	106	140
	1,593	1,824

Balance sheet

	31 March 2026 £m	31 December 2025 £m
ASSETS
Non-current assets
Property, plant and equipment	9,340	9,322
Right of use assets	698	726
Goodwill	7,287	7,018
Other intangible assets	18,138	16,748
Investments in associates and joint ventures	99	89
Other investments	859	1,037
Deferred tax assets	6,307	6,520
Derivative financial instruments	19	–
Other non-current assets	2,361	2,148

Total non-current assets	45,108	43,608

Current assets
Inventories	6,157	5,924
Current tax recoverable	181	288
Trade and other receivables	7,756	7,471
Derivative financial instruments	86	121
Liquid investments	1	9
Cash and cash equivalents	3,442	3,397
Assets held for sale	138	300

Total current assets	17,761	17,510

TOTAL ASSETS	62,869	61,118

LIABILITIES
Current liabilities
Short-term borrowings	(5,044)	(3,012)
Contingent consideration liabilities	(1,395)	(1,348)
Trade and other payables	(14,335)	(15,381)
Derivative financial instruments	(192)	(75)
Current tax payable	(555)	(498)
Short-term provisions	(908)	(938)
Liabilities relating to assets held for sale	–	(139)

Total current liabilities	(22,429)	(21,391)

Non-current liabilities
Long-term borrowings	(14,012)	(14,708)
Corporation tax payable	(66)	–
Deferred tax liabilities	(292)	(291)
Pensions and other post-employment benefits	(1,695)	(1,687)
Derivative financial instruments	(56)	(67)
Other provisions	(579)	(610)
Contingent consideration liabilities	(5,278)	(5,385)
Other non-current liabilities	(1,040)	(1,023)

Total non-current liabilities	(23,018)	(23,771)

TOTAL LIABILITIES	(45,447)	(45,162)

NET ASSETS	17,422	15,956

EQUITY
Share capital	1,349	1,349
Share premium account	3,506	3,498
Retained earnings	11,590	10,209
Other reserves	1,407	1,321

Shareholders’ equity	17,852	16,377

Non-controlling interests	(430)	(421)

TOTAL EQUITY	17,422	15,956

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2026	1,349	3,498	10,209	1,321	16,377	(421)	15,956

Profit for the period			1,737		1,737	102	1,839
Other comprehensive income/(expense) for the period			(258)	8	(250)	4	(246)

Total comprehensive income/(expense) for the period			1,479	8	1,487	106	1,593

Dividend distributions to non-controlling interests						(115)	(115)
Derecognition of liabilities with non-controlling interests			789		789		789
Contributions from non-controlling interests			187		187	1,399	1,586
Other distributions to non-controlling interests						(1,399)	(1,399)
Dividends to shareholders			(643)		(643)		(643)
Realised after tax profit/(losses) on disposal or liquidation of equity investments			(9)	9			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			(7)	7			–
Shares issued		8			8		8
Purchase of treasury shares(*)			(452)		(452)		(452)
Write-down on shares held by ESOP Trusts			(62)	62			–
Share-based incentive plans			99		99		99

At 31 March 2026	1,349	3,506	11,590	1,407	17,852	(430)	17,422

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2025	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Profit for the period			1,624		1,624	148	1,772
Other comprehensive income/(expense) for the period			172	(112)	60	(8)	52

Total comprehensive income/(expense) for the period			1,796	(112)	1,684	140	1,824

Dividend distributions to non-controlling interests						(58)	(58)
Dividends to shareholders			(612)		(612)		(612)
Shares issued	1	11			12		12
Purchase of treasury shares(*)			(701)		(701)		(701)
Write-down of shares held by ESOP Trusts			(75)	75			–
Share-based incentive plans			103		103		103
At 31 March 2025	1,349	3,484	8,307	1,017	14,157	(503)	13,654
(*) Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the period.

Cash flow statement three months ended 31 March 2026

	Q1 2026 £m	Q1 2025 £m
Profit after tax	1,839	1,772
Tax on profits	305	336
Share of after tax loss/(profit) of associates and joint ventures	4	–
Net finance expense	145	108
Depreciation, amortisation and other adjusting items	463	823
(Increase)/decrease in working capital	(1,082)	(788)
Contingent consideration paid	(375)	(338)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	51	(612)
Cash generated from operations	1,350	1,301
Taxation paid	(209)	(156)
Total net cash inflow/(outflow) from operating activities	1,141	1,145
Cash flow from investing activities
Purchase of property, plant and equipment	(221)	(208)
Proceeds from sale of property, plant and equipment	27	1
Purchase of intangible assets	(222)	(240)
Proceeds from sale of intangible assets	62	76
Purchase of equity investments	(6)	(22)
Proceeds from sale of equity investments	3	–
Purchase of businesses, net of cash acquired	(1,404)	(800)
Contingent consideration paid	(4)	(3)
Disposal of businesses	245	(1)
Interest received	45	53
(Increase)/decrease in liquid investments	9	–
Total net cash inflow/(outflow) from investing activities	(1,466)	(1,144)
Cash flow from financing activities
Issue of share capital	8	12
Issue of long-term notes	–	2,018
Net increase/(decrease) in short-term loans	1,196	–
Increase in other short-term loans	6	59
Repayment of other short-term loans	(20)	(159)
Repayment of lease liabilities	(53)	(57)
Interest paid	(85)	(69)
Dividends paid to shareholders	(643)	(612)
Purchase of treasury shares	(326)	(247)
Dividend distributions to non-controlling interests	(115)	(58)
Other distributions to non-controlling interest	(1,399)	–
Contributions from non-controlling interests	1,586	–
Other financing items	117	(29)
Total net cash inflow/(outflow) from financing activities	272	858
Increase/(decrease) in cash and bank overdrafts in the period	(53)	859
Cash and bank overdrafts at beginning of the period	3,207	3,403
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026(1)	43	–
Cash and bank overdrafts at beginning of the period, as adjusted	3,250	3,403
Exchange adjustments	2	(11)
Increase/(decrease) in cash and bank overdrafts in the period	(53)	859
Cash and bank overdrafts at end of the period	3,199	4,251
Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	3,442	4,464
Overdrafts	(243)	(213)
	3,199	4,251

(1) For further details see page 30

Specialty Medicines turnover – three months ended 31 March 2026

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	1,824	6	10	1,220	8	15	399	7	2	205	(1)	–
Dolutegravir products	1,295	1	4	769	(1)	6	340	5	–	186	(3)	1
Dovato	666	17	20	357	16	24	222	17	12	87	18	22
Juluca	146	(8)	(3)	114	(8)	(2)	30	(3)	(10)	2	(33)	–
Tivicay	311	(1)	2	178	2	9	57	(2)	(5)	76	(7)	(6)
Triumeq	172	(30)	(27)	120	(29)	(24)	31	(31)	(36)	21	(36)	(27)
Long Acting Injectables	488	27	34	417	28	36	56	22	17	15	50	50
Apretude	120	35	44	117	34	44	–	–	–	3	50	50
Cabenuva	368	25	31	300	25	33	56	22	17	12	50	50
Other	41	(5)	(2)	34	3	18	3	(25)	–	4	(33)	>(100)
Respiratory, Immunology & Inflammation	890	11	16	534	7	15	176	17	11	180	15	22
Benlysta	384	7	13	302	6	14	37	19	13	45	2	9
Exdensur	11	–	–	9	–	–	1	–	–	1	–	–
Nucala	484	9	12	222	4	11	141	13	7	121	14	21
Other	11	>100	>100	1	>100	>(100)	(3)	50	50	13	86	>100
Oncology	512	23	28	335	15	23	126	31	25	51	89	100
Blenrep	23	–	–	14	–	–	8	–	–	1	–	–
Jemperli	232	33	40	177	29	38	35	30	22	20	>100	>100
Ojjaara/Omjjara	144	29	34	94	–	6	36	>100	>100	14	>100	>100
Zejula	114	(13)	(11)	51	(18)	(13)	49	(12)	(16)	14	8	15
Other	(1)	50	50	(1)	–	100	(2)	(100)	(100)	2	>100	>100
Specialty Medicines	3,226	10	14	2,089	9	16	701	13	8	436	11	16

Vaccines turnover – three months ended 31 March 2026

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	1,026	18	20	389	5	12	461	58	51	176	(14)	(10)
Shingrix	1,026	18	20	389	5	12	461	58	51	176	(14)	(10)
Meningitis	335	(4)	(3)	105	(14)	(7)	156	13	8	74	(18)	(16)
Bexsero	263	5	5	56	(20)	(14)	154	14	9	53	15	22
Menveo	65	(27)	(25)	43	(17)	(12)	2	–	–	20	(43)	(46)
Penmenvy	6	–	–	6	–	–	–	–	–	–	–	–
Other	1	(90)	(90)	–	–	–	–	(100)	>(100)	1	(89)	(89)
RSV	65	(17)	(18)	18	(67)	(64)	43	>100	>100	4	–	(25)
Arexvy	65	(17)	(18)	18	(67)	(64)	43	>100	>100	4	–	(25)
Influenza	10	>100	>100	4	>100	>100	–	–	–	6	20	20
Fluarix, FluLaval	10	>100	>100	4	>100	>100	–	–	–	6	20	20
Other Paediatric & Adult Vaccines	713	(11)	(9)	299	(13)	(7)	197	18	13	217	(25)	(23)
Boostrix	138	(9)	(7)	75	(15)	(9)	37	6	3	26	(7)	(11)
Hepatitis	155	(9)	(7)	70	(24)	(18)	56	22	17	29	(9)	(9)
Infanrix, Pediarix	122	(16)	(12)	70	(15)	(10)	28	–	(4)	24	(31)	(23)
Priorix, Priorix Tetra, Varilrix	90	(6)	(4)	22	(4)	–	38	31	24	30	(32)	(25)
Rotarix	140	(1)	2	57	6	13	30	(6)	(9)	53	(4)	(2)
Other	68	(29)	(30)	5	25	25	8	>100	>100	55	(42)	(42)
Vaccines	2,149	3	4	815	(8)	(2)	857	39	33	477	(19)	(17)

General Medicines turnover – three months ended 31 March 2026

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	1,594	(7)	(4)	792	(11)	(5)	358	–	(4)	444	(5)	(2)
Anoro Ellipta	128	1	2	41	(13)	(6)	64	14	9	23	(4)	–
Flixotide/Flovent	128	29	35	93	52	64	17	(6)	(11)	18	(10)	(10)
Relvar/Breo Ellipta	230	(13)	(12)	71	(30)	(26)	89	(3)	(8)	70	(3)	3
Seretide/Advair	188	(13)	(11)	55	(2)	5	44	(12)	(14)	89	(19)	(17)
Trelegy Ellipta	646	(4)	–	437	(9)	(3)	90	8	5	119	5	11
Ventolin	144	(22)	(19)	66	(39)	(34)	28	(7)	(10)	50	6	9
Other Respiratory	130	(9)	(8)	29	(17)	(11)	26	(7)	(11)	75	(6)	(5)
Other General Medicines	660	(15)	(12)	41	(25)	(22)	167	6	1	452	(20)	(15)
Blujepa	1	–	–	1	–	–	–	–	–	–	–	–
Other General Medicines	659	(15)	(12)	40	(27)	(24)	167	6	1	452	(20)	(15)
General Medicines	2,254	(9)	(6)	833	(12)	(6)	525	2	(2)	896	(13)	(9)

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Three months ended 31 March 2026	7,629	2	5	3,737	–	6	2,083	19	14	1,809	(10)	(6)

Segment information
Operating segments are reported based on the financial information provided to the Chief Executive Officer, who is the Chief Operating Decision Maker, as well as based on the responsibilities of the Executive Committee. GSK reports results under two segments: Commercial Operations and Total R&D. The Group reviews its assessment of reportable segments on an ongoing basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. Details of adjusting items can be found on page 15.

Turnover by segment
	Q1 2026 £m	Q1 2025 £m	Growth AER%	Growth CER%

Commercial Operations (total turnover)	7,629	7,516	2	5

Operating profit by segment
	Q1 2026 £m	Q1 2025 £m	Growth AER%	Growth CER%

Commercial Operations	4,152	3,919	6	10
Research and Development	(1,428)	(1,353)	6	9

Segment profit	2,724	2,566	6	10
Corporate and other unallocated costs	(74)	(33)

Core operating profit	2,650	2,533	5	10
Adjusting items	(357)	(317)

Total operating profit	2,293	2,216	3	9

Finance income	22	54
Finance costs	(167)	(162)
Share of after tax profit/(loss) of associates and joint ventures	(4)	–

Profit before taxation	2,144	2,108	2	8

Commercial Operations Core operating profit of £4,152 million increased in the quarter driven by higher turnover, favourable product and regional mix and higher royalty income, partly offset by increased investment in new asset launches.

The R&D segment operating expense of £1,428 million grew in the quarter primarily reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs Ris-Rez and Mo-Rez, and velzatinib acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin in Q3 2025 and depemokimab COPD indication, as well as progression of ULA treatment and PrEP programmes, notably 3x yearly and twice-yearly. Growth was partly offset by lower spend on bepirovirsen which was filed in the quarter. Investment also increased on clinical trial programmes associated with mRNA seasonal flu vaccines and adult pneumococcal MAPS.

Legal matters
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2025. At 31 March 2026, the Group’s aggregate provision for legal and other disputes (not including tax matters described on pages and 6 and 7) was £227 million (31 December 2025: £210 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Annual Report 2025:

Product Liability

Zantac

In Delaware, following the Supreme Court’s reversal of the lower court’s decision on admissibility of expert opinions, the defendants filed a motion for summary judgment. Plaintiffs filed a motion to allow supplemental expert disclosures. A hearing on both motions was held on 23 October 2025. On 1 December 2025, the Delaware Superior Court issued its ruling denying Plaintiffs’ motion for supplemental expert disclosures. The Superior Court requested additional summary judgment briefing as to which Plaintiffs should be bound by that ruling. Briefing on that issue concluded on 30 January 2026. On 13 April 2026, the Superior Court issued its decision granting summary judgment as to all cases filed on or before 1 December 2025, as Plaintiffs have not demonstrated general causation, which is a required element of each of Plaintiffs’ cases.

This ruling means that GSK has no further cases pending in Delaware.

On 4 March 2026, the court granted GSK’s motion to dismiss the Zantac securities class action lawsuit, finding that Plaintiffs’ claims were barred by the statute of limitations and dismissed the case with prejudice. Plaintiffs did not file an appeal. This matter is now concluded.

Sales and marketing and regulation

Flovent – Arizona Attorney General

On 25 March 2026, the court issued a ruling granting GSK’s motion to dismiss with prejudice. The State has indicated it will not seek an appeal. This matter is now concluded.

Commercial and corporate

Tesaro, Inc. v. AnaptysBio

On 24 April 2026, the Delaware Chancery Court granted the motion to dismiss filed by AnaptysBio against Tesaro’s claim for anticipatory breach of contract. The court’s ruling does not address the merits of the principal contractual dispute between the parties and has no impact on Tesaro’s remaining claim against AnaptysBio for declaratory judgment. Trial remains scheduled for 14-17 July 2026.

Intellectual Property

Breo Ellipta

On 8 April 2026, the court issued an amended scheduling order, rescheduling the trial from 2 November 2026 to 20 September 2027.

Trelegy Ellipta

On 22 January 2026, GSK received a paragraph IV letter from Transpire relating to Trelegy Ellipta. On 6 March 2026, GSK filed suit in the U.S. District Court for the Southern District of Florida asserting infringement of the five Orange Book listed patents by Transpire’s proposed generic version of Trelegy Ellipta. Transpire’s answer to the complaint is due 11 May 2026. A case schedule has not yet been set.

Returns to shareholders

Quarterly dividends

The Board has declared a first interim dividend for Q1 2026 of 17p per share (Q1 2025: 16p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 17p per share for Q1 2026. The expected dividend for 2026 is 70p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Dividend dates	Ex-dividend date (Ordinary shares)	Ex-dividend date (ADRs)	Record date	Payment date
Q1 2026	14 May 2026	15 May 2026	15 May 2026	9 July 2026

Ordinary shareholders may participate in the dividend reinvestment plan (DRIP). The last date for DRIP elections is 18 June 2026. The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 July 2026. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

	Paid/ Payable	Pence per share	£m
2026
First interim	9 July 2026	17	684

2025
First interim	10 July 2025	16	650
Second interim	9 October 2025	16	646
Third interim	8 January 2026	16	643
Fourth interim	9 April 2026	18	726
		66	2,665

Share capital in issue

At 31 March 2026, 4,020 million shares (Q1 2025: 4,085 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). The Company issued 0.7 million shares in the quarter (Q1 2025: 0.9 million) under employee share schemes in the year for net proceeds of £8 million (Q1 2025: £12 million).

On 5 February 2025, GSK announced a £2 billion share buyback programme to be completed over an 18 month period. As at 31 March 2026, a total of 109 million shares have been repurchased since the share buyback programme was initiated and are being held as Treasury shares, at a cost of £1,716 million (Q1 2025: £273 million) including transaction costs of £9.5 million (Q1 2025: £1 million).

The cost of shares repurchased in Q1 2026 was £340 million (Q1 2025: £273 million) including transaction costs of £2 million (Q1 2025: £1 million). This includes 340,000 shares purchased on 30 March 2026 and 340,000 shares purchased on 31 March 2026, as announced via RNS. The settlement cost of these shares was £14 million.

At 31 March 2026, the Company held 256 million Treasury shares at a cost of £4,285 million, of which 147 million shares at a cost of £2,571 million were repurchased as part of previous share buyback programmes, which has been deducted from retained earnings.

At 31 March 2026, the ESOP Trusts held 39.8 million shares, of which 39.2 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying amount of £226 million has been deducted from other reserves. The market value of these shares was £821 million.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	Q1 2026 millions	Q1 2025 millions
Weighted average number of shares – basic	4,023	4,088
Dilutive effect of share options and share awards	51	49
Weighted average number of shares – diluted	4,074	4,137

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2026 and should be read in conjunction with the Annual Report 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2025, except for the adoption of the amended IFRS Accounting Standard as set out below. Other minor amendments to IFRS Accounting Standards which were effective from 1 January 2026 did not have a material impact on the Group accounting policies or Group financial statements.

●
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7: the amendments to IFRS 9 ‘Financial Instruments’, clarify the timing of recognition and derecognition of a financial asset or financial liability, with a permitted exception relating to a financial liability paid through an electronic payment system which may be derecognised at its settlement date where specific conditions are met. GSK has adopted these new requirements for the reporting period beginning on 1 January 2026 and elected to derecognise financial liabilities paid through an electronic payment system when the required conditions have been met. The impact on the Group’s financial statements on transition as at 1 January 2026 is disclosed below and primarily relates to cheques which were issued but had not yet cleared from the bank account before the transition date. As permitted under the transition requirements, the Group has elected not to restate the comparative information to reflect the application of these amendments.

	As at 1 January 2026 £m	Adjustment on initial application of amendments to IFRS 9 and IFRS 7 £m	As at 1 January 2026 as adjusted £m
Trade and other payables	(15,381)	(43)	(15,424)
Bank overdrafts (within short-term borrowings)	(190)	29	(161)
Cash and cash equivalents	3,397	14	3,411

 The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2025.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2025 were published in the Annual Report 2025, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Contingent liabilities
There were contingent liabilities at 31 March 2026 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 28, and pages 269 to 272 of the 2025 Annual Report.

Net assets
The book value of net assets increased by £1,466 million from £15,956 million at 31 December 2025 to £17,422 million at 31 March 2026. This primarily reflected contribution from Total comprehensive income for the period and the special dividend from the ViiV Healthcare shareholding restructure, partly offset by dividends paid to shareholders, shares repurchased under the share buyback programme and associated transaction costs.

At 31 March 2026, the net surplus on the Group’s pension plans was £303 million compared with a net surplus of £229 million at 31 December 2025. This movement was primarily driven by an increase in the UK discount rate from 5.5% to 6.1%, which was partially offset by an increase to the UK inflation rate from 2.7% to 3.1%.

Other payables include £111 million related to shares still to be purchased as part of the fourth tranche of the 2025 share buyback programme, £14 million for shares purchased but not settled at 31 March 2026, and £0.3 million of transaction costs.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £nil (31 December 2025: £822 million). The liability was fully derecognised as Pfizer has exited its shareholding in ViiV Healthcare.

Contingent consideration amounted to £6,673 million at 31 March 2026 (31 December 2025: £6,733 million) as follows:

	Group 31 March 2026 £m	Group 31 December 2025 £m

Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,359	5,433
Former Novartis Vaccines business acquisition	628	651
Affinivax acquisition	225	219
Aiolos acquisition	157	132
BP Asset IX Inc acquisition	237	231
Others	67	67

Contingent consideration liability at end of the period	6,673	6,733

Of the contingent consideration payable to Shionogi at 31 March 2026, £1,242 million (31 December 2025: £1,194 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

Q1 2026	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,433	6,733
Additions	–	–
Remeasurement through income statement and other movements	288	319
Cash payments: operating cash flows	(362)	(375)
Cash payments: investing activities	–	(4)

Contingent consideration at end of the period	5,359	6,673

Q1 2025	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	6,061	7,280
Additions	–	61
Remeasurement through income statement and other movements	39	29
Cash payments: operating cash flows	(331)	(338)
Cash payments: investing activities	–	(3)

Contingent consideration at end of the period	5,769	7,029

Business acquisitions

On 3 March 2026, GSK completed the acquisition of 100% of the outstanding equity of RAPT Therapeutics, Inc. ("RAPT") a California-based clinical stage biopharmaceutical company dedicated to developing novel therapies for patients living with inflammatory and immunologic diseases. The acquisition includes ozureprubart, a long-acting anti-immunoglobulin E (IgE) monoclonal antibody, currently in phase IIb clinical development for prophylactic protection against food allergens.

Under the terms of the agreement, GSK paid RAPT shareholders US$58.00 per share at closing, for an aggregate payment of US$2.3 billion (£1.7 billion), including transaction fees. Net of cash acquired, GSK's upfront investment was approximately US$1.9 billion (£1.4 billion).

The transaction gives GSK the global rights to the ozureprubart programme, excluding mainland China, Macau, Taiwan and Hong Kong. GSK will also be responsible for success-based milestone and royalty payments for ozureprubart owed to RAPT's partner, Shanghai Jeyou Pharmaceutical Co., Ltd.

During the period to 31 March 2026, no sales arising from RAPT's business were included in Group turnover and no revenue is expected until regulatory approval is received on the acquired assets.

GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on these assets is received. The impact on Total profit after taxation for the period ended 31 March 2026 from this acquisition was immaterial. The development of these assets will be integrated into the Group’s existing R&D activities, after which it will be impracticable to quantify these development costs or the impact on Total profit after taxation.

The initial acquisition accounting was reflected in the first quarter of 2026 on a preliminary basis, the values below are provisional and subject to change. The purchase price allocation is expected to be completed by the end of Q4 2026.

Goodwill of £190 million has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s Commercial Operations and R&D segments. None of the goodwill is expected to be deductible for tax purposes.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m
Net assets acquired:
Intangible assets	1,488
Property, Plant & Equipment	1
Cash and cash equivalents	282
Other net liabilities	(14)
Deferred tax liabilities	(262)
1,495
Goodwill	190
Total consideration	1,685

As at 31 March 2026, the total consideration of £1.7 billion had been paid in full.

Net debt information

Reconciliation of cash flow to movements in net debt

	Q1 2026 £m	Q1 2025 £m
Total Net debt at beginning of the period, as previously published	(14,453)	(13,095)
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026	43	–
Total Net debt at beginning of the period, as adjusted	(14,410)	(13,095)
Increase/(decrease) in cash and bank overdrafts	(53)	859
Increase/(decrease) in liquid investments	(9)	–
Issue of long-term notes	–	(2,018)
Net decrease/(increase) in short-term loans	(1,196)	–
Increase in other short-term loans	(6)	(59)
Repayment of other short-term loans	20	159
Repayment of lease liabilities	53	57
Disposal of lease liabilities related to assets held for sale	136	–
Net debt of subsidiary undertakings acquired	(1)	(1)
Exchange adjustments	(154)	187
Other non-cash movements	7	(36)
Decrease/(increase) in net debt	(1,203)	(852)
Total Net debt at end of the period	(15,613)	(13,947)

Net debt analysis

	31 March 2026 £m	31 December 2025 £m
Liquid investments	1	9
Cash and cash equivalents	3,442	3,397
Short-term borrowings	(5,044)	(3,012)
Long-term borrowings	(14,012)	(14,708)
Liabilities relating to assets held for sale	–	(139)
Total Net debt at the end of the period	(15,613)	(14,453)

Free cash flow reconciliation

	Q1 2026 £m	Q1 2025 £m

Net cash inflow/(outflow) from operating activities	1,141	1,145
Purchase of property, plant and equipment	(221)	(208)
Proceeds from sale of property, plant and equipment	27	1
Purchase of intangible assets	(222)	(240)
Proceeds from disposals of intangible assets	62	76
Net finance costs	(40)	(16)
Contingent consideration paid (reported in investing activities)	(4)	(3)
Dividend distributions to non-controlling interests	(115)	(58)
Other distributions to non-controlling interest	(1,399)	–
Contributions from non-controlling interests	1,586	–
Free cash inflow/(outflow)	815	697

Post balance sheet events
On 14 April 2026, GSK completed the acquisition of 35Pharma Inc., a Canada-based, private, clinical-stage biopharmaceutical company specialised in the development of novel protein-based therapeutics. The acquisition includes HS235, a potential best-in-class molecule for the treatment of pulmonary hypertension (PH). HS235 targets the activin receptor signalling pathway, a clinically validated therapeutic target in PH. GSK paid US$950 million for the acquisition. The transaction was subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US and the Competition Act in Canada, along with a filing under the Investment Canada Act. Given the timing of the closure of the transaction, GSK expects to disclose the provisional accounting for the acquisition in the Q2 2026 Results Announcement.

Related party transactions
There were no material related party transactions entered into and there have been no material changes to the related party transactions disclosed on page 241 of the 2025 Annual Report.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	16	Respiratory, Immunology & Inflammation (6)
		●	Benlysta (anti-B lymphocyte stimulator (Blys) mAb) interstitial lung disease)
		●	Exdensur (ultra long-acting anti-IL5 biologic), eosinophilic granulomatosis with polyangiitis (EGPA), hyper-eosinophilic syndrome (HES), chronic obstructive pulmonary disease (COPD)
		●	Lynavoy (IBATi) cholestatic pruritus in primary biliary cholangitis*
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	efimosfermin (FGF21 analog) metabolic dysfunction-associated steatohepatitis (MASH)
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer (ph II registrational), head and neck cancer
		●	Zejula (PARP inhibitor), glioblastoma
		●	risvutatug rezetecan (B7-H3 ADC) 2L extensive-stage small cell lung cancer
		●	velzatinib (KIT inhibitor) gastro-intestinal tumours
Infectious Diseases (5)
		●	Arexvy (RSV vaccine) RSV, adults 18 years of age and above
		●	bepirovirsen (HBV ASO) chronic hepatitis B
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	GSK'116 (varicella vaccine) varicella new seed, individuals 12 months of age and older
Total medicines and vaccines in all phases of clinical development	57
Total projects in clinical development (inclusive of all phases and indications)	76
*On 22 April 2026, GSK entered into a licence agreement under which Alfasigma S.p.A. acquired worldwide exclusive rights to develop, manufacture and commercialise Lynavoy (linerixibat).

Therapy area updates
The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.

Respiratory, Immunology & Inflammation

camlipixant (P2X3 receptor antagonist)
Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 receptor antagonist, designed to target the hypersensitive nerves that may be associated with refractory chronic cough (RCC). Camlipixant is currently in development as a potential first-line treatment of adult patients suffering from RCC. The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing, including the open-label extensions of CALM-1 and CALM-2.
Key phase III trials for camlipixant:

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022	Completed, (open label extension ongoing).
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023	Active, not recruiting

efimosfermin (FGF21 analog)
Efimosfermin (GSK6519754) is an investigational, once-monthly subcutaneous injection of a long-acting variant of FGF21, designed to regulate key metabolic pathways to decrease liver fat, ameliorate liver inflammation, and reverse liver fibrosis in patients with metabolic dysfunction-associated steatohepatitis (MASH).
Efimosfermin has advanced to phase III development following the start of the ZENITH trials. These trials are investigating its efficacy and safety in patients with moderate and advanced fibrosis (F2 to F3) caused by MASH.
In Q1 2026, efimosfermin was granted Breakthrough Therapy Designation by the US FDA and Priority Medicines (PRIME) Designation by the European Medicines Agency (EMA) for the treatment of MASH. Breakthrough Designation is designed to expedite the development and review of medicines for serious conditions, where preliminary clinical evidence indicates potential for substantial improvement over available therapy. PRIME designation provides scientific and regulatory support for medicines that have the potential to address significant unmet medical need.
Key phase III trials for efimosfermin:

Trial name (population)	Phase	Design	Timeline	Status
ZENITH-1 (metabolic dysfunction-associated steatohepatitis) NCT07221227	III
A phase III, randomized, double-blind, placebo-controlled, 3-arm study to investigate the safety and efficacy of efimosfermin alfa in participants with biopsy-confirmed F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting
ZENITH-2 (metabolic dysfunction-associated steatohepatitis) NCT07221188	III
A phase III, randomized, double-blind, placebo-controlled, 3-arm study to investigate the safety and tolerability of efimosfermin alfa in participants with known or suspected F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting

Exdensur (depemokimab; ultra-long-acting anti-IL5)
Exdensur (depemokimab) is the first and only ultra-long-acting biologic to address severe asthma and chronic rhinosinusitis with nasal polyps (CRSwNP). It is engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling twice-yearly dosing.
In Q1, GSK announced the approval of Exdensur for the treatment of severe asthma and CRSwNP in both the EU and China. Exdensur has also been approved in the US for the treatment of severe asthma, as well as in Japan and the UK for the treatment of severe asthma and CRSwNP.
Results from the non-registrational, phase IIIb switch trial, NIMBLE, were published in the American Journal of Respiratory and Critical Care Medicine. The study evaluated patients with severe asthma, already stable on mepolizumab or benralizumab for at least 12 months, who were randomised to continue their biologic or switch to depemokimab. While depemokimab did not show statistical non-inferiority, most patients maintained disease control. Exacerbation rates were low and symptom control/lung function were maintained in all groups suggesting that most participants with severe asthma on mepolizumab or benralizumab may safely switch to twice-yearly depemokimab.
Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for eosinophilic granulomatosis with polyangiitis (EGPA) and DESTINY for hypereosinophilic syndrome (HES). GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.
Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
SWIFT-2 (severe asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
AGILE (severe asthma) NCT05243680	III (exten- sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data reported: Q2 2025	Completed, primary endpoint met
NIMBLE (severe asthma) NCT04718389	IIIb non-registrational, switch study
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype when switched to depemokimab from treatment with mepolizumab or benralizumab
			Trial start: Q1 2021 Data reported: Q1 2026	Completed, non-inferiority threshold not met

Key phase III trials for depemokimab continued:
ANCHOR-1 (CRSwNP) NCT05274750	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Completed, coprimary endpoints met
ANCHOR-2 (CRSwNP) NCT05281523	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Completed; coprimary endpoints met
OCEAN (EGPA) NCT05263934	III
A 52-week, randomised, double-blind, double-dummy, parallel-group, multi-centre, non-inferiority study to investigate the efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory eosinophilic granulomatosis with polyangiitis (EGPA) receiving standard of care therapy
			Trial start: Q3 2022	Active, not recruiting
DESTINY (HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care therapy	Trial start: Q3 2022	Recruiting
ENDURA-1 (COPD) NCT06959095	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
ENDURA-2 (COPD) NCT06961214	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
VIGILANT (COPD) NCT07177339	III	A randomised, double-blind, parallel group, placebo-controlled study of the efficacy and safety of early depemokimab initiation as add-on treatment in COPD patients with type 2 inflammation	Trial start: Q4 2025	Recruiting

Nucala (mepolizumab)
Nucala is a first in class anti-IL-5 biologic and the only treatment approved in the US for use across five diseases with underlying type 2 inflammation: severe asthma with an eosinophilic phenotype, EGPA, HES, CRSwNP and COPD.
In Q1, Nucala was approved in the EU as an add-on maintenance treatment for uncontrolled patients with COPD characterised by raised blood eosinophils.
Key phase III trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data reported: Q3 2024	Completed; primary endpoint met

Oncology

Blenrep (belantamab mafodotin)
In April 2026, Blenrep was approved by the National Medical Products Administration of China for the treatment of 2L+ relapsed or refractory multiple myeloma in combination with bortezomib and dexamethasone based on the DREAMM-7 trial. Blenrep in combination is also approved in 3L+ relapsed or refractory multiple myeloma in the US based on DREAMM-7 results and has received more than 15 regulatory approvals in the 2L+ setting based on both DREAMM-7 and DREAMM-8, including in the EU, UK, Japan, Canada, Switzerland, Brazil and Australia. Additional applications are under review globally.
GSK is advancing the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme to demonstrate Blenrep’s potential benefit in earlier lines of treatment. This includes DREAMM-10, a phase III trial in newly diagnosed transplant-ineligible patients, which represent over 70% of patients starting multiple myeloma therapy.
Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met

Key phase III trials for Blenrep continued:
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
		Trial start: Q4 2020 Primary data reported: Q1 2024	Active, not recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
		Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)
Jemperli remains the foundation of GSK’s immuno-oncology-based research and development programme. It is the only approved immuno-oncology-based plus carboplatin-paclitaxel (CP) treatment regimen to demonstrate a statistically significant and clinically meaningful overall survival benefit vs. CP alone for the first-line treatment of adult patients with primary advanced or recurrent endometrial cancer irrespective of biomarker status. Ongoing pivotal trials include those in the AZUR programme (colon / rectal cancers), JADE (head and neck cancer), and DOMENICA (supported-collaborative study with ARCAGY-GINECO in endometrial cancer).
At the SGO Annual Meeting on Women’s Cancer in April 2026, GSK presented four-year survival outcomes from the RUBY phase III trial of Jemperli plus chemotherapy in dMMR/MSI-H primary advanced or recurrent endometrial cancer. These results showed profound and durable long-term disease control, suggesting curative potential of adding Jemperli to chemotherapy in these patients. The data represent a significant advancement in the treatment paradigm for dMMR/MSI-H primary advanced or recurrent endometrial cancer, challenging historical prognosis for these patients compared to chemotherapy alone.
Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Active, not recruiting
AZUR-1 (stage II/III rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023	Recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Recruiting
DOMENICA* (relapsed or advanced dMMR endometrial cancer) NCT05201547 *supported-collaborative study with ARCAGY-GINECO	III	A randomized, multicentre study to evaluate the efficacy and safety of dostarlimab versus carboplatin-paclitaxel in patients with dMMR relapsed or advanced endometrial cancer	Trial start: Q2 2022	Active, not recruiting

Risvutatug rezetecan (Ris-Rez)
GSK is advancing its B7H3-targeted antibody-drug conjugate, risvutatug rezetecan (Ris-Rez) through the EMBOLD global development programme across a range of solid tumours, including certain types of lung, prostate and colorectal cancers.
In March 2026, Ris-Rez received orphan drug designation (ODD) from Japan’s Ministry of Health, Labour and Welfare for the treatment of small-cell lung cancer (SCLC). The ODD was supported by preliminary clinical data showing durable responses in patients with extensive stage SCLC (ES-SCLC) who were treated with Ris-Rez in the phase I ARTEMIS-001 clinical trial. It is the sixth regulatory designation for Ris-Rez. Previously, the EMA granted ODD for pulmonary neuroendocrine carcinoma, a category of cancer that includes SCLC and Priority Medicines (PRIME) Designation for relapsed or refractory ES-SCLC. The US FDA previously granted ODD and Breakthrough Therapy Designations for relapsed or refractory ES-SCLC and Breakthrough Therapy Designation for relapsed or refractory osteosarcoma.
In April 2026, at the American Association for Cancer Research Annual Meeting, GSK partner Hansoh presented data from the phase I ARTEMIS-101 trial of Ris-Rez plus immuno-therapy in non-squamous non-small cell lung cancer (nsqNSCLC) in patients without actionable genomic alterations. As the first combination data presented for Ris-Rez, these data inform GSK’s ongoing EMBOLD clinical development programme, showing encouraging anti-tumour activity and a manageable safety profile in this patient population. GSK has begun enrolling patients with nsqNSCLC in its phase I EMBOLD-PanTumour-101 trial.
Key phase III trials for Ris-Rez:

Trial name (population)	Phase	Design	Timeline	Status
EMBOLD-SCLC-301 NCT07099898	III	A multicenter, randomized, open-label study of risvutatug rezetecan compared with topotecan in participants with relapsed small cell lung cancer	Trial start: Q3 2025	Recruiting

HIV

As a pioneer in long-acting injectables, ViiV Healthcare, majority owned by GSK, is focused on the next-generation of HIV innovation with integrase inhibitors (INSTIs), the gold standard for HIV regimens, at the core. The HIV pipeline will continue to drive sustained performance and the ongoing transition of the portfolio to long-acting regimens.
In Q1, data were presented at CROI 2026 for a range of assets which are being evaluated for twice-yearly long-acting injectable treatment. This included data for VH184 – the only third-generation INSTI, with IP protection through to at least 2040 – showing potential for six monthly dosing, with an enhanced resistance profile compared to standard of care. Capsid inhibitor, VH499, showed potential for six monthly dosing and the potential for fewer drug-drug interactions. Data for bNAb lotivibart showed high efficacy for four monthly dosing when combined with monthly cabotegravir. Six monthly data are expected later in the year.
For Q4M treatment, the phase III CUATRO registrational study is on track with an expected launch in 2028. For Q4M PrEP, the phase IIb registrational EXTEND study data is progressing with data expected in H2 2026 and launch in H1 2027.
Key HIV trials:

Trial name (population)	Phase	Design	Timeline	Status
EXTEND 4M (HIV) NCT06741397	II
Phase IIb open label, single arm, repeat dose study to investigate the safety, tolerability and pharmacokinetics (PK) of CAB ULA administered intramuscularly every four months in participants at risk of acquiring HIV-1.
			Trial start: Q4 2024	Active, not recruiting
EMBRACE (HIV) NCT05996471	IIb
The study aims at evaluating the efficacy of VH3810109, dosed in accordance with the dosing schedule as either intravenous (IV) infusion or subcutaneous (SC) infusion with recombinant hyaluronidase (rHuPH20), in combination with cabotegravir (CAB) intramuscular (IM) dosed in accordance with the dosing schedule in virologically suppressed, Antiretroviral therapy (ART)-experienced adult participants living with HIV.
			Trial start: Q3 2023	Active, not recruiting

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)
GSK continues to progress the life-cycle management of Arexvy, its Respiratory Syncytial Virus (RSV) vaccine for adults, with expanded indications in new populations and geographies.
The vaccine is approved for the prevention of lower respiratory tract disease (LRTD) caused by RSV in adults aged 60 years of age and older in 70 countries. It is also approved for use in adults aged 50–59 at increased risk due to certain underlying medical conditions in over 60 countries, including the US and Japan. In the European Economic Area it is approved for adults aged 18 years and older.
In March, the US FDA approved an expanded indication to include adults aged 18–49 at increased risk for LRTD caused by RSV. Arexvy is not for use in pregnant individuals. FDA review in immunocompromised adults aged 18 years and older is ongoing.
In February, Arexvy received a Positive Opinion from the European Medicine Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) for use in immunocompromised adults aged 18 years and older. Regulatory reviews are ongoing in Japan to expand use to adults aged 18-49 years of age at increased risk of RSV disease and immunocompromised adults aged 18 years and older with decisions expected this year.
China’s Center for Drug Evaluation (CDE) has accepted for review a regulatory application for Arexvy for the prevention of LRTD caused by RSV in adults aged 60 years and older. A decision is expected in 2027.
GSK is also progressing a new “vial/pre-filled syringe” presentation of Arexvy to improve convenience for healthcare professionals. This was approved by the EMA in April. US FDA review is ongoing.
Key trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults aged ≥60 years) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-012 (Adults aged ≥60 years ) NCT06534892	IIIb
An extension and crossover vaccination study on the immune response and safety of a vaccine against Respiratory Syncytial Virus given to adults 60 years of age and above who participated in RSV OA=ADJ-006 study
			Trial start: Q3 2024	Active, not recruiting
RSV OA=ADJ-031 (Immunocompromised adults aged ≥18 years) NCT07092865	II
A non-randomized, controlled, open-label, extension study to evaluate the persistence of immune response of the adjuvanted RSVPreF3 vaccine and the safety and immunogenicity following revaccination in lung and kidney transplant recipients (aged 18 years and above)
			Trial start: Q3 2025	Recruiting
RSV OA=ADJ-028 (Adults 18 to 59 years of age at increased risk for RSV disease) NCT07220109	III
A randomized, controlled, observer blind, immuno-bridging study to evaluate immunogenicity, reactogenicity and safety of a single dose of the RSVPreF3 OA investigational vaccine in Chinese adults 18-59 years of age at increased risk of RSV Disease
			Trial start: Q4 2025	Recruiting

bepirovirsen (HBV ASO)
Bepirovirsen is a triple-action antisense oligonucleotide with the potential to be a first in class new treatment option for people with chronic hepatitis B (CHB). It is designed to inhibit the replication of viral DNA in the body, suppress the level of hepatitis B surface antigen (HBsAg) in the blood, and stimulate the immune system to increase the chances of a durable and sustained response.
In January 2026, GSK announced positive results from its two pivotal phase III trials, B-Well 1 and B-Well 2. The trials met their primary endpoints with bepirovirsen demonstrating a statistically significant and clinically meaningful functional cure rate. Functional cure rates were significantly higher with bepirovirsen plus standard of care compared with standard of care alone. Functional cure occurs when the hepatitis B virus DNA and viral protein (HbsAg) are undetectable in the blood for at least 24 weeks after stopping all treatment, indicative of the disease being controlled by the immune system without medication.
In Q1, the US FDA accepted for priority review a New Drug Application (NDA) for bepirovirsen and set 26 October 2026 as the decision goal date. GSK has filed regulatory submissions in Japan, China and the EU with further submissions to take place throughout 2026. If approved, bepirovirsen has the potential to become the first finite, six-month therapeutic option for CHB.
Bepirovirsen has been recognised by global regulatory authorities for its innovation and potential to address significant unmet need in CHB, with a Fast Track designation from the US FDA, Breakthrough Therapy designation in China and SENKU designation in Japan. In Q1, bepirovirsen also received FDA Breakthrough Therapy Designation which is reserved for investigational medicines where preliminary clinical evidence indicates the potential for substantial improvement over available therapies.
To further expand development of novel sequential regimens, GSK entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen. Phase IIb trials for this sequential therapy started in Q4 2024.
Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met

Key trials for bepirovirsen continued:
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multi-centre, randomized, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
		Trial start: Q4 2024	Active, not recruiting
B-Sure Long-term Follow-up Study to Evaluate Durability of Treatment Response in Previous Bepirovirsen Study Participants NCT04954859	II
A global multi-center, long-term follow-up study to assess durability of efficacy, as measured by maintenance of treatment response from the parent study, in participants who participated in a previous bepirovirsen study and achieved a complete or partial response. Eligible participants will be enrolled in this study after completing the end of study (EoS) visit in one of five parent bepirovirsen studies.
		Trial Start: Q1 2021	Recruiting

tebipenem HBr
GSK has an exclusive licence agreement with Spero Therapeutics, Inc. for the development of tebipenem HBr (oral carbapenem antibiotic). In May 2025, the phase III PIVOT-PO trial evaluating tebipenem HBr as oral treatment for complicated urinary tract infections (cUTIs), including pyelonephritis, was stopped early for efficacy following a recommendation from an Independent Data Monitoring Committee.
GSK has filed a regulatory submission in the US, based on these data, which has been accepted by the FDA. The PDUFA date has been set as 18 June 2026.
If approved, tebipenem HBr could be the first oral carbapenem antibiotic for patients in the US who suffer from cUTIs, adding to GSK’s innovative anti-infectives portfolio and helping address the challenges of antimicrobial resistance (AMR).
Key phase III trials for tebipenem HBr:

Trial name (population)	Phase	Design	Timeline	Status
PIVOT-PO (complicated urinary tract infections) NCT06059846	III
A randomised, double-blind, double-dummy, multi-centre study to assess the efficacy and safety of orally administered tebipenem pivoxil hydrobromide compared to intravenously administered imipenem-cilastatin in patients with complicated urinary tract infection (cUTI) or acute pyelonephritis (AP)
			Trial start: Q4 2023 Data reported: Q2 2025	Completed; primary endpoint met

Reporting definitions

CAGR (Compound annual growth rate)

CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth

In order to provide investors with a measure of year-on-year growth excluding the impact of exchange rate movements, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

AER% represents growth at actual exchange rates.

Core Earnings per share

Unless otherwise stated, Core earnings per share refers to Core basic earnings per share.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover. Core operating profit is a key financial measure used by management to evaluate performance.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and distributions to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. Free cash flow provides investors with a measure of cash flows that are available to pay shareholder distributions and to fund strategic acquisitions. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 33.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders. Free cash flow conversion provides investors with a measure of turning profit into cash.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points

Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory, Immunology & Inflammation, and Oncology.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet (including those classified as assets held for sale and liabilities relating to assets held for sale).

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 15 and other non-IFRS measures are defined in pages 42 and 43.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Guidance and Outlooks, assumptions and cautionary statements

2026 Guidance

GSK affirms its full-year 2026 guidance at constant exchange rates (CER).

GSK expects its turnover to increase between 3 to 5 per cent and Core operating profit to increase between 7 to 9 per cent. Core earnings per share is also expected to increase between 7 to 9 per cent.

The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase by a low double-digit per cent, Vaccines to decline by a low-single digit per cent to stable, and General Medicines to decline by a low-single digit per cent to stable.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031 which are detailed in the 2024 full year and fourth quarter results on gsk.com(1).

Assumptions and basis of preparation related to 2026 Guidance, 2021-26 and 2031 Outlooks

In outlining the guidance for 2026, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes.

As previously announced, on 19 December 2025, GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients, which, once fully implemented, would exclude both GSK and ViiV Healthcare from Section 232 tariffs for three years. On 2 April 2026, President Trump issued a Section 232 proclamation imposing a 100% tariff on patented pharmaceuticals and associated pharmaceutical ingredients beginning on 31 July 2026. On 9 April 2026, GSK, ViiV Healthcare, and the US Government entered into a definitive agreement reflecting Section 232 tariff relief through 20 January 2029 (subject to final implementation, including through participation in the US Government’s Generous Model programme). Our full year guidance is inclusive of the expected impact of these agreements.

2026 Guidance

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies, including tariffs (except as noted above), as a result of government or competitor action. The 2026 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made); and no change in the Group's shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk-adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

All outlook statements are given on a constant currency basis and use 2025 average exchange rates as a base (£1/$1.31, £1/€1.17, £1/Yen 198).

(1)  https://www.gsk.com/media/slrhnzie/fy-2024-results-announcement.pdf

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions and policies, including the impact of any potential tariffs or other restrictive trade policies on the Group's products, or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, ‘outlook’, ‘aim’, ‘ambition’, ‘could’, ‘goal’, ‘may’, ‘seek’, ‘should’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and readers are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q1 2026 earnings release and in the Group's 2025 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2025. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc

Conclusion

We have been engaged by GSK plc (“the company”) to review the condensed financial information in the Results Announcement of the company for the three months ended 31 March 2026.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three month period ended 31 March 2026 on page 20 and 21;
●	the balance sheet as at 31 March 2026 on page 22;
●	the statement of changes in equity for the three-month period then ended on page 23;
●	the cash flow statement for the three-month period then ended on page 24; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 25 to 34 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Boards (IASB).

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31 March 2026 is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 30.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 30, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 30.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the Results Announcement, we are responsible for expressing to the company a conclusion on the condensed financial information in the Results Announcement. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, United Kingdom

28 April 2026

Glossary

Terms used in the Announcement	Brief description
1L	First line
2L	Second line
ADC	Antibody-drug conjugate
ADP	Adenosine diphosphate
AMR	Antimicrobial resistance
ASO	Antisense oligonucleotide
AS03	Adjuvant system 03
Bnab	Broadly neutralising antibody
CCL	Contingent consideration liability
CDC	Centre for Disease Control and Prevention
CDE	Center for Drug Evaluation
CHMP	Committee for Medicinal Products for Human Use
COPD	Chronic obstructive pulmonary disease
CROI	Conference on Retroviruses and Opportunistic Infections
CRSwNP	Chronic rhinosinusitis with nasal polyps
cUTI	Complicated urinary tract infection
dMMR	Deficient mismatch repair
DRIP	Dividend reinvestment plan
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
EMA	European Medicines Agency
ES	Extensive stage
ESOP	Employee share ownership plan
GIST	Gastrointestinal stromal tumour
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBATi	Ileal bile acid transporter inhibitor
Insti	Integrase nuclear strand transfer inhibitors
IRA	Inflation Reduction Act
IV	Intravenous
LAI	Long acting injectables (includes Apretude and Cabenuva)
LRTD	Lower respiratory tract disease
MAPS	Multi antigen presenting system
MASH	Metabolic dysfunction-associated steatohepatitis
MMRV	Measles, mumps, rubella and varicella
Mo-Rez	Mocertatug rezetecan
mRNA	Messenger ribonucleic acid
MSI-H	Microsatellite instability high
NDA	New Drug Application
NIP	National Immunisation Program
OA	Older adults
ODD	Orphan drug designation
Oral 2DR	Oral 2 drug regimen (includes Dovato and Juluca)
PARP	Poly ADP ribose polymerase
PBC	Primary biliary cholangitis
PD-1	Programmed death receptor-1 blocking antibody
PDUFA	Prescription Drug User Fee Act
PK	Pharmacokinetics
ppts	Percentage points
PrEP	Pre-exposure prophylaxis
PRIME	Priority Medicines
PYS	Peak year sales
Q4M	Every 4 months / 3x yearly
Q6M	Every 6 months / twice-yearly
RCC	Refractory chronic cough
Ris-Rez	Risvutatug rezetecan
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SC	Subcutaneous
SCLC	Small cell lung cancer
SG&A	Selling, general and administrative expenses, net of other sundry income
SiRNA	Small interfering RNA
SITT	Single inhaler triple therapy
TIM3	T-cell membrane protein-3
TSLP	Long-acting anti-thymic stromal lymphopoietin monoclonal
ULA	Ultra long acting
uUTI	Uncomplicated urinary tract infection

Product List

Trademark	Generic	Product Area	Indication(s)
Anoro Ellipta	umeclidinium bromide/vilanterol trifenatate	General medicines	COPD
Apretude	cabotegravir	Specialty medicines	HIV prevention
Arexvy	respiratory syncytial virus vaccine	Vaccines	Respiratory syncytial virus vaccination
Benlysta (SC and IV)	belimumab	Specialty medicines	Systemic lupus erythematosus, lupus nephritis
Bexsero	meningococcal group-B vaccine	Vaccines	Meningitis group B prophylaxis
Blenrep	belantamab mafodotin	Specialty medicines	Relapsed/refractory multiple myeloma
Blujepa	gepotidacin	General medicines	Uncomplicated UTI, Uncomplicated Gonorrhoea
Boostrix	diphtheria, tetanus, acellular pertussis	Vaccines	Diphtheria, tetanus, acellular Pertussis booster vaccination
Cabenuva/Vocabria + Rekambys	cabotegravir, rilpivirine	Specialty medicines	HIV/AIDS
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	Vaccines	Human papilloma virus type 16 and 18
Dovato	dolutegravir/lamivudine	Specialty medicines	HIV/AIDS
Exdensur	depemokimab	Specialty medicines	Severe Asthma, CRSwNP
Flixotide / Flovent	fluticasone propionate	General medicines	Asthma
Fluarix	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	Vaccines	Seasonal influenza prophylaxis
FluLaval	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	Vaccines	Seasonal influenza prophylaxis
Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, haemophilus influenzae type B (EU)	Vaccines	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)
Jemperli	dostarlimab	Specialty medicines	dMMR/MSI-H recurrent/ advanced endometrial cancer, dMMR solid tumours
Juluca	dolutegravir/rilpivirine	Specialty medicines	HIV/AIDS
Menveo	meningococcal group A, C, W-135 and Y conjugate vaccine	Vaccines	Meningitis group A, C, W-135 and Y prophylaxis
Nucala	mepolizumab	Specialty medicines	Asthma, CRSwNP, EGPA, HES
Ojjaara/Omjjara	momelotinib	Specialty medicines	Myelofibrosis in patients with anaemia
Penmenvy	meningococcal groups A, B, C, W, and Y vaccine	Vaccines	Meningitis group A, B, C, W-135 and Y prophylaxis
Priorix, Priorix Tetra, Varilrix	live attenuated MMR, varicella and MMRV vaccines	Vaccines	Measles, mumps, rubella and chickenpox prophylaxis
Relvar/Breo Ellipta	fluticasone furoate/vilanterol trifenatate	General medicines	Asthma, COPD
Rotarix	human rotavirus RIX4414 strain	Vaccines	Rotavirus prophylaxis
Rukobia	fostemsavir	Specialty medicines	HIV/AIDS
Seretide / Advair	salmeterol xinofoate, fluticasone propionate	General medicines	Asthma, COPD
Shingrix	zoster vaccine recombinant, adjuvanted	Vaccines	Herpes zoster (shingles)
Synflorix	conjugated pneumococcal polysaccharide	Vaccines	Prophylaxis against invasive disease, pneumonia, acute otitis media
Tivicay	dolutegravir	Specialty medicines	HIV/AIDS
Trelegy Ellipta	fluticasone furoate/vilanterol trifenatate/umeclidinium bromide	General medicines	COPD, asthma
Triumeq	dolutegravir, lamivudine and abacavir	Specialty medicines	HIV/AIDS
Ventolin	salbutamol sulphate	General medicines	Asthma, COPD
Zejula	niraparib	Specialty medicines	Ovarian cancer
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 29, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc
&#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD;